Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES RESPONDS TO BROOKFIELD PROPERTY PARTNERS NEWS RELEASE AND ESTABLISHES A SPECIAL COMMITTEE

Brookfield News, January 23, 2017 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) acknowledges the news release issued by Brookfield Property Partners L.P. earlier today announcing its proposal to acquire all of the Brookfield Canada Office Properties units that it does not own. Under its proposal, Brookfield Property Partners would offer Brookfield Canada Office Properties unitholders C$30.10 cash for each unit held.

The Board of Trustees of Brookfield Canada Office Properties has established a special committee to review and consider the proposal. Unitholders of Brookfield Canada Office Properties do not need to take any action with respect to the proposal at this time.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com